September 18, 2024

Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors
Alps Global Holding Pubco
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

Tham Seng Kong
Chief Executive Officer
Alps Life Sciences Inc
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

       Re: Alps Global Holding Pubco
           Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted August 21, 2024
           CIK No. 0002025774
Dear Say Leong Lim and Tham Seng Kong:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 29, 2024 letter.
 September 18, 2024
Page 2



Amendment No. 2 to Draft Registration Statement on Form F-4
Cover Page

1.     We note your revised disclosure in response to previous comment 2.
Please add
       corresponding disclosure to the cover page of the prospectus or provide us an analysis explaining why it is not required. Please refer to Item 1604(a)(3) of Regulation S-K.
Questions and Answers About the Special Meeting and the Proposals
Q: Do any of Globalink's directors or officers have interests that may conflict with my interests with respect to the Business Combination, page 14

2. We note your disclosure in response to previous comment 8 that "[i]n connection with funding the extensions, Globalink has issued an aggregate of more than US$3.5 million in promissory notes to PGM." Please revise to state the actual aggregate amount of promissory notes that have been issued to date instead of stating that the amount is over
       US$3.5 million.
Parent Representative, page 28

3. We note your revised disclosure regarding the Parent Representative and Seller
       Representative in response to previous comment 13. Please expand on these sections to fully explain the roles of the Parent Representative and Seller Representative after the closing of the Business Combination. In this regard, we note that pursuant to Section
       13.20 of the Merger Agreement, the Sponsor will have the sole authority to handle various matters relating to the Escrow Account and indemnifications under the Merger
       Agreement. Please include disclosure regarding the ongoing role of the Sponsor when discussing potential conflicts of interest. Finally, please expand on your statement that the
       Sponsor "expects to act as the representative of the previous stockholders of Globalink"
       to clarify if the Sponsor will have any specific fiduciary or contractual duties to the previous stockholders of Globalink in its capacity as the Parent Representative.
Fairness Opinion, page 35

4. We note your disclosure that "[t]he Globalink Board received a draft of fairness opinion from Morison Advisory Sdn. Bhd. in June 2024" but that "[t]he Globalink Board decided not to rely on the fairness opinion for determining the valuation of Alps Holdco." You further disclose that the "Globalink Board did not put much weight in considering the draft fairness opinion in determining the valuation of Alps Holdco." It appears that the
       Globalink Board received an opinion that is materially related to the transaction. Please provide the disclosure required by Item 1607 of Regulation S-K or provide a detailed analysis explaining why such disclosure is not required.
Escrow Agreement, page 114

5. We note your revised disclosure in response to previous comment 27 that the Escrow
       Property will be distributed six months after the Closing Date. However, the indemnification obligations pursuant to Article XII of the Merger Agreement appear to
 September 18, 2024
Page 3

       run for twelve months after the Closing Date. Please clarify the relevant timeframes and any potential impacts at the time when there is no Escrow Property remaining in the
       Escrow Account.
Background of the Business Combination, page 119

6. We note your revised disclosure in response to previous comment 30. Please expand on your disclosure regarding the negotiation of the Earnout Shares to discuss how the parties arrived at the size of the earnout and the applicable milestones. Your disclosure should include any discussions, proposals and counter-proposals made during the course of the negotiations.
7. We note your response to previous comment 31 and reissue it in part. Please revise to disclose the information reviewed by Globalink, which included "Alps forecasted discounted cashflow and Price/price/revenue multiples." Also revise to briefly describe
       the guidance of biotechnology companies    valuation under Regulation
18a of Hong Kong
       Stock Exchange to provide additional context for your disclosures. Board's Discussion of Valuation and Reasons for the Approval of the Business Combination, page 122

8. We note your response to previous comment 37 and reissue it in part as your disclosure appears inconsistent with the response in the response letter. You disclose here that the Board supported the decision to enter into the Merger Agreement based on the
       Board   s evaluation of the above due diligence by Globalink   s
management and the
       investor presentation, and on the following qualitative and quantitative evaluations regarding Alps, which included the financial projections prepared by Alps for the upcoming five years until the fiscal year 2029. Please revise to reconcile the disclosure with your response to us. We may have additional comments upon review of your response. Refer to Item 1609 of Regulation S-K.
9. We note your response to previous comment 37 that you "did not disclose the projections in the proxy statement/prospectus because the Globalink Board believes that the financial projections may have contained estimates and assumptions that susceptible to changes and uncertainties, and did not put much weight in considering the financial projections of
       Alps in determining the valuation of Alps nor in the decision of recommending the
       Business Combination for stockholders    approval." We also note your
statement on page
       121 that the Globalink Board considered the PIPE Investment to be the primary basis for the pre-money valuation of Alps of approximately $1.6 billion. Please tell us whether the potential PIPE Investors received any financial projections of Alps. If so, please provide us with your analysis of why disclosure of the projections is not required if they were considered by the potential PIPE Investors, the valuation in the PIPE Investment was the primary basis for the valuation in the Business Combination, and the availability and terms of the PIPE Investment were given high significance by the Globalink Board in approving the Business Combination.
10. We note your revised disclosure in response to previous comment 40 regarding the matters the Board considered in determining that the terms of the PIPE Investment are fair and reasonable to Globalink. Please expand on this disclosure to explain whether and how the Board considered the $1.6 billion valuation for the PIPE Investment as part of its
 September 18, 2024
Page 4

       determination that the terms of the PIPE Investment are fair and reasonable to Globalink.
Competition, page 123

11. We note your response to previous comment 15 and reissue in part. Please revise to balance your disclosure by clarifying that you are considering companies significantly larger than you, with significantly larger research & development plans and costs.
Material U.S. Federal Income Tax Consequences
U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders of
Globalink's Securities, page 145

12. We note your revised disclosure in response to previous comment 42 and reissue the comment. The revised disclosure notes that the discussion constitutes an opinion with respect to the Business Combination, including the Redomestication Merger and the
       Acquisition Merger. However, the substantive discussion under the subheading "If the
       Redomestication Merger Qualifies as a Reorganization" is still limited to a discussion of the Redomestication Merger. Please revise the existing disclosure so that it is clear that it also applies to the Acquisition Merger or add a separate discussion of the Acquisition
       Merger.

Dilution to Globalink's Stockholders, page 152

13. Your revised disclosure appears to calculate dilution per share based on the difference between the estimated issuance price per share of $10.00 and the net tangible book value per share as of March 31, 2024. Item 1604(c) of Regulation S-K requires the disclosure of the difference between the offering price of the securities in the initial registered offering by the SPAC and the as adjusted net tangible book value per share. Please revise your disclosure to include this presentation.
14. In footnotes (4) and (5) you note that because you are excluding the effect of the de-
       SPAC itself, "the PIPE investment proceeds, net assets of Alps Holdco and transaction cost attributed to Alps Holdco were excluded" and "the 4,000,000 ordinary shares to be issued under PIPE Investment, 1,600,000 ordinary shares to be issued to IBDC Asia Sdn
       Bhd as transaction cost and 160,000,000 ordinary shares to be issued to Alps Holdco shareholders as Merger consideration shares were excluded." Please provide us with your analysis of why such amounts should be excluded pursuant to Item 1604(c) of Regulation
       S-K.
15. We reissue previous comment 43 in part. Outside of the dilution table, please describe each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. These sources of future dilution should include the Earnout Shares and outstanding public and private warrants to the extent their exercise is assumed not to be probable. Please refer to Item 1604(c) of Regulation S-K.
16. We reissue previous comment 44. With respect to each redemption level, please state the company valuation at or above which the potential dilution results in the amount of the
       non-redeeming shareholders    interest per share being at least the
initial public offering
 September 18, 2024
Page 5

       price per share of common stock. Additionally, to the extent applicable, please provide a description of the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure. Please refer to Items 1604(c)(1) and
(2) of Regulation
       S-K.
Agreement with Chardan, page 154

17. We note your revised disclosure regarding the February 2, 2024 amended agreement with
       Chardan to "update certain commercial arrangements relating to the engagement, including the inclusion of a future transaction arrangement post Business Combination."
       Please revise to disclose the revisions to the agreement with Chardan, including whether the commercial terms represent adjustments to the terms of the February 4, 2022 letter agreement. Finally, please provide an estimate of the total fees and expenses you expect to pay to Chardan in connection with the Business Combination and if such amounts are included in the estimated transaction costs disclosed on pages 82, 152 and 241.
Our Pipeline, page 162

18. We reissue previous comment 50 in part. Please revise the arrows for each product candidate to indicate the current status of such candidate and only put the arrow at the end of the column if that phase of development has been completed. As examples, you state that VaxBio "is moving to the preclinical stage" and that Celestialab "is now focusing on commencing preclinical study."
mRNA (Diagnostic), page 189

19. We note your revised disclosure in response to previous comment 53. Please clarify what it means for the biomarker laboratory to be equipped to detect up to 31 types of diseases.
       Please explain the specific aspects of this group of 31 diseases that relate to your product.
       Revise to provide a reasonable basis for your belief that your product may be able to detect this specific group of diseases given your disclosure that you are still undergoing the POC stage and data gathering phase of this product.
Intellectual Property, page 208

20. We note your response to previous comment 58 and your disclosure that Alps currently does not own any patents and that Alps has in-licensed fifteen (15) foreign patents in
       China. Please tell us what consideration you have given to updating your risk factor section to describe the limitations of your patent license arrangements or revise.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Alps, page 225

21. We note your response to comment 59. Please reconcile the total of research expenses incurred by each pipeline in the table presented on page 227 to the total research expenses amounts as presented on page 227 which shows all of the components of the
       Administrative expenses line item as presented on your statements of operations. Your disclosures indicate that certain expenses, particularly salaries and payroll costs, are not individually tracked. These expenses are shared across research and development of various pipelines, and are not allocated to any specific pipeline. In this regard it is not clear why the total research expenses incurred by each pipeline would be greater than the
 September 18, 2024
Page 6

       total research expenses amount. For example for the year ended March 31, 2024, the total research expenses for all pipelines was $286,537 whereas total research expenses as a component of Administrative expenses was only $276,957. Please advise or revise your disclosures as necessary.
22. We note your response to previous comment 60. Please address the following:
           Your response indicates that the main factor contributing to income tax expense in
          2023 is derived from the under provision of income tax expense in TMC Global
          Holdings Sdn. Bhd. in FY2022, by $118,113. Please help us understand whether this under provision represents the correction of an error as addressed in IAS 8.41 through 49. If this adjustment is a correction of an error, please further explain how you determined it was appropriate to record this adjustment in 2023 as well as your consideration of the disclosures required by IAS 8.49. Please also advise how this amount is reflected in your income tax reconciliation provided on page F-91; and
           In FY2024, income tax credit resulted from the derecognition of deferred tax liabilities from TMC. TMC is in deferred tax assets position as of FY2024 resulting from the unabsorbed business losses during the financial year. Please better clarify in your disclosures how you determined it was appropriate to derecognize these deferred tax liabilities and the corresponding effect it had on your
          considerations regarding the realizability of the corresponding deferred tax assets.
Cost of sales, page 226

23. We reissue previous comment 61. We note your reference to "profit sharing on hair implant services." Please clarify the profit sharing agreements you enter into and how they relate to your business.
Unaudited Pro Forma Condensed Combined Financial Information, page 231

24.    We note your response to comment 64. Please address the following:
           Please provide a summary of the key terms of the earnout provisions in your disclosures, which should include the specific revenue targets, what causes a variability in the number of shares, and if the variability is based on a fixed value of the total amount of shares. You also refer to the cumulative nature of the earnout provision. Please better clarify the terms which result in the cumulative nature of these provisions;
           Please disclose how you determine the appropriate liability amount to record, including a summary of the methodology used and key estimates and assumptions;
          and
           Please also provide us with a comprehensive analysis as to how you determined liability treatment was appropriate based on your consideration of the terms. Your analysis should refer to the specific guidance you relied upon, including IFRS 2.
25. For adjustment (m), there appears to be a typographical error in the note as it refers to a subscription of $4 million in PIPE funding rather than $40 million. Financial Statements, page F-1

26.    We note your response to comment 68. Given that Alps Global Holding
Pubco is
 September 18, 2024
Page 7

       the registrant, its financial statements would be required pursuant to
Item 14(h) of the
       Form F-4. Please note the guidance in Item 14 of Form F-4 and Item 8.A of Form 20-F that specifies that if the registrant has been in existence less than a year and have not yet commenced operations, you may instead include an audited balance sheet that is no more than nine months old.
27.    We note your response to comment 69. Please address the following:
           We note that you intend to use the merger method of accounting to account for the common control transaction between Alps Holdco and Alps Global Holding Berhad, with Alps Holdco representing Alps Life Sciences Inc. Please tell us what consideration you gave to reflecting this transaction in the pro forma financial information; and
           Pursuant to the terms of the Merger Agreement, Alps Global Holding Berhad will become a subsidiary of Alps Life Sciences Inc. Please help us understand why Alps
          Life Sciences Inc. is listed as a registrant and whether it will continue to be listed as a registrant subsequent to the Proposed Reorganization.
Note 1. Corporate Information, page F-68

28. We note your response to comment 71. Your disclosures on page 160 indicate that you own a 40.5% stake in Cilo Cybin. In this regard, it is not clear why your response indicates that the investment has yet to be finalized. Please advise. Please also address your consideration of Rule 3-05 of Regulation S-X.
Note 3. Material Accounting Policy Information
Revenue, page F-70

29.    We note your response to comment 72. Please address the following:
           Please provide us with a summary of the principal versus agent analysis that you performed in determining that you are the principal, including your consideration of the specific indicators addressed in IFRS 15.B37;
           Please provide all of the applicable disclosures required pursuant to IFRS 15.119, including the significant payment terms, whether there are any obligations for returns, refunds or other similar obligations, as well as any types of warranties and related obligations;
           You disclose that revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Please expand your disclosures to better clarify the nature of this variable consideration as well as provide the other disclosures called for regarding variable consideration pursuant to IAS 15.126; and
           Please address whether you have any contract assets or liabilities that require disclosures pursuant to IAS 15.116 as well as any remaining performance obligations pursuant to IAS 15.120.
Note 13. Related Party Transactions, page F-85

30.    We note your response to comment 73. Please address the following:
 September 18, 2024
Page 8

             The amount due to directors represents approximately 76% of your total liabilities as of March 31, 2024. In this regard, please further expand your disclosures pursuant to
           IAS 24.18 to discuss the nature of the transactions that led to these amounts, any specific terms and conditions associated with these amounts, when you expect to settle these amounts and the nature of the consideration to be provided in settlement;
           and
             We note your disclosures starting on page 281 regarding certain relationships and transactions of Alps, which appear to include related party transactions. Please confirm all appropriate related party transactions are reflected in your disclosures in the notes to the financial statements. For example, we note that there are patent license agreements, which appear to be with related parties including Dr. Tham Seng
           Kong. It is not clear how these are reflected in your disclosures in
Note 13.

Exhibits

31. We note your statement at the top of the first page of certain exhibits that information has been redacted because it is both not material and the type of information that is competitively harmful if publicly disclosed. Please revise your exhibit index to indicate the same information.
       Please contact Nudrat Salik at 202-551-3692 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Jenny Chen-Drake, Esq.